UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85358 / March 19, 2019

Admin. Proc. File No. 3-18105

In the Matter of

AMERICAN MAGNA CORP.,
BIONEUTRAL GROUP, INC.,
LIVINGVENTURES, INC., and
ORYON TECHNOLOGIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by American Magna Corp., BioNeutral Group, Inc., LivingVentures, Inc., or Oryon Technologies, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to American Magna Corp., BioNeutral Group, Inc., LivingVentures, Inc., and Oryon Technologies, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of American Magna Corp., BioNeutral Group, Inc., LivingVentures, Inc., and Oryon Technologies, Inc., are hereby revoked. The revocation is effective as of March 20, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Am. Magna Corp., BioNeutral Grp., Inc., LivingVentures, Inc., and Oryon Technologies, Inc..,* Initial Decision Release No. 1291 (Nov. 7, 2018), 2018 WL 5818292. The stock symbols and Central Index Key numbers are: AMGC and 1401670 for American Magna Corp.; BONU and 1427030 for BioNeutral Group, Inc.; LIVV and 1418506 for LivingVentures, Inc.; and ORYN and 1436164 for Oryon Technologies, Inc.

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

American Magna Corp.,
BioNeutral Group, Inc.,
LivingVentures, Inc., and
Oryon Technologies, **Inc.**

Initial Decision of Default
November 7, 2018

Appearance: David S. Frye for the Division of Enforcement,
                Securities and Exchange Commission

Before: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondents American Magna Corp., BioNeutral Group, Inc., LivingVentures, Inc., and Oryon Technologies, Inc., due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On August 7, 2017, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that each Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings.

A different administrative law judge was originally assigned to this proceeding and issued an initial decision of default against Respondents. *American Magna Corp.*, Initial Decision Release No. 1177, 2017 SEC LEXIS

2897 (ALJ Sept. 19, 2017). The Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondents with the opportunity for a new hearing. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2-3 (ALJ Sept. 12, 2018). Respondents were allowed to submit proposals for the conduct of further proceedings. *American Magna Corp.*, Admin. Proc. Rulings Release No. 5960, 2018 SEC LEXIS 2274, at *1 (ALJ Sept. 13, 2018). None did. I have therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Respondents were served with the OIP by August 9, 2017. *American Magna Corp.*, Admin. Proc. Rulings Release No. 6183, 2018 SEC LEXIS 2833, at *1-2 (ALJ Oct. 15, 2018). Because Respondents failed to timely answer, I ordered them to show cause why the registration of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *Id*. at *2. To date, Respondents have failed to answer, submit proposals for the conduct of further proceedings, respond to the show cause order, or otherwise defend this proceeding.

FINDINGS OF FACT

Respondents are in default for failing to file answers, file proposals for the conduct of further proceedings, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

American Magna Corp., Central Index Key (CIK) No. 1401670 and ticker symbol AMGC, is a revoked Nevada corporation located in Henderson, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2014, which reported a net loss of $56,137 for the prior six months. As of August 3, 2017, the common stock of the company was quoted on OTC Link operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BioNeutral Group, Inc., CIK No. 1427030 and ticker symbol BONU, is a dissolved Nevada corporation located in Newark, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2014, which reported a net loss of $2,922,853 for the prior nine months. As of August 3, 2017, the common stock of the company was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

LivingVentures, Inc., CIK No. 1418506 and ticker symbol LIVV, is a dissolved Florida corporation located in Fort Myers, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2014, which reported a net loss of $464,679 for the prior six months. As of August 3, 2017, the common stock of the company was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Oryon Technologies, Inc., CIK No. 1436164 and ticker symbol ORYN, is a defaulted Nevada corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss after taxes of $1,191,191 for the prior nine months. As of August 3, 2017, the common stock of the company was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to timely file periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R.

§§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to timely file periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend its registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for more than four years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (failing to file seven required periodic reports due over a two-year period is recurrent); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

Respondents are culpable because they knew or should have known about the reporting requirements. They further failed to heed the delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failures to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that their violations were inadvertent or accidental. *Id.* Finally, Respondents have not answered the OIP, submitted proposals for the further conduct of this proceeding, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents American Magna Corp., BioNeutral Group, Inc., LivingVentures, Inc., and Oryon Technologies, Inc., are hereby REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

Also pursuant to Rule 360, this initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for

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[1] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge